April 23, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	Clearwire Corporation

Amendment Nos. 3 and 4 to Schedule 13E-3

Filed April 12 and April 19, 2013

File No. 005-84306

Revised Proxy Statements on Schedule 14A

Filed April 12 and 19, 2013

File No. 001-34196

Dear Mr. Orlic,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Amendments No. 3 and 4 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Revised Proxy Statements on Schedule 14A (File No. 001-34196) (the “Revised Proxy Statements”) that were filed with the Commission on April 12 and 19, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Sprint Nextel Corporation (“Sprint”) are based on information provided by Sprint.

In addition, and in light of discussions with the Staff regarding the changes described below, Clearwire is hereby filing this correspondence simultaneously with definitive proxy materials (the “Definitive Proxy Statement”) and Amendment No. 5 to the Schedule 13E-3. The Definitive Proxy Statement has been revised from the Revised Proxy Statements to reflect

Clearwire’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Definitive Proxy Statement, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Definitive Proxy Statement, all of which have been marked to show changes from the initial filing of the Revised Proxy Statement on Schedule 14A that was filed with the Commission on April 19, 2013.

General

1.	Staff’s comment: We note your response to prior comments 1 through 3 regarding the application of Rule 13e-3 to SoftBank. While we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate, particularly if the Sprint-SoftBank merger is consummated prior to the Clearwire special meeting or prior to consummation of the Rule 13e-3 transaction.

Response: The Company respectfully advises the Staff that the Company understands that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

2.	Staff’s comment: We note your response to prior comment 5, regarding the application of Rule 13e-3 to the Eagle River purchases. While we will not undertake any further examination of this issue at this time, we reserve the right to make further inquiry into this matter and make any recommendations we deem appropriate.

Response: The Company respectfully advises the Staff that the Company understands that the Staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate.

Summary Term Sheet, page 1

3.	Staff’s comment: We note your response to prior comment 6. Given that you have retained a definition of “unaffiliated stockholders” on page 3 which encompasses persons who might be considered affiliates of Clearwire under Rule 13e-3(a)(1)—including, for instance, the SIGs—we reissue the comment. Please revise your disclosure so that you present a fairness determination that addresses fairness exclusively to unaffiliated security holders. See Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 3 to present a fairness determination that addresses fairness exclusively to unaffiliated security holders.

In addition, the Company supplementally advises the Staff that there have been no material developments in DISH Network Corp.’s (“DISH”) non-binding proposal to acquire all of the outstanding shares of Sprint or DISH’s non-binding proposal to purchase certain spectrum assets from Clearwire and acquire up to all of Clearwire’s common stock, except as disclosed in the Definitive Proxy Statement.

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran
Hope F. Cochran

Cc:	David Fox, Esq.

Joshua Korff, Esq.

David Feirstein, Esq.